SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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                         May 24, 2019

VIA EDGAR

Ms. Celeste M. Murphy, Assistant Director

Mr. Robert S. Littlepage, Accounting Branch Chief

Mr. Paul Fischer, Staff Attorney

Ms. Claire DeLabar, Staff Accountant

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	GSX Techedu Inc. (CIK No. 0001768259)

Registration Statement on Form F-1 (File No. 333-231275)

Dear Ms. Murphy, Mr. Littlepage, Mr. Fischer and Ms. DeLabar:

On behalf of our client, GSX Techedu Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on May 8, 2019, as well as two copies of the filed exhibits.

U.S. Securities and Exchange Commission

May 24, 2019

The Company respectfully advises the Commission that the Company plans to commence the road show for the proposed offering on or about May 27, 2019. In addition, the Company plans to request that the Commission declare the effectiveness of the Registration Statement on or about June 5, 2019, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

*            *              *

U.S. Securities and Exchange Commission

May 24, 2019

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Lili Shan, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7256 or via e-mail at llshan@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Larry Xiangdong Chen, Chief Executive Officer, GSX Techedu Inc.
Nan Shen, Chief Financial Officer, GSX Techedu Inc.
Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Weiheng Chen, Esq., Partner, Wilson Sonsini Goodrich & Rosati